UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________
Schedule 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. )*
 _____________________________________
Esperion Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29664W105
(CUSIP Number)
N/A
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29664W105

1		NAMES OF REPORTING PERSONS Two Seas Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,922,170
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,922,170
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,922,170
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*
Based on 106,994,269 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Esperion Therapeutics, Inc. (the “Issuer”) outstanding as of July 28, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 1, 2023.

CUSIP No. 29664W105

1		NAMES OF REPORTING PERSONS Two Seas Capital GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,922,170
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,922,170
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,922,170
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

*	Based on 106,994,269 shares of Common Stock of the Issuer outstanding as of July 28, 2023, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 1, 2023.

CUSIP No. 29664W105

1		NAMES OF REPORTING PERSONS Sina Toussi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,922,170
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,922,170
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,922,170
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	Based on 106,994,269 shares of Common Stock of the Issuer outstanding as of July 28, 2023, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 1, 2023.

Item 1(a)	Name of Issuer:
Esperion Therapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
3891 Ranchero Drive, Suite 150
Ann Arbor, MI 48108

Item 2(a)	Name of Person Filing:
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Two Seas Capital LP (“TSC”);

ii)	Two Seas Capital GP LLC (“TSC GP”); and

iii)	Sina Toussi.
This statement relates to Shares (as defined in Item 2(d) below) held by Two Seas Global (Master) Fund LP (the “Global Fund”). The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Global Fund and other advisory clients. As such, TSC has been granted investment discretion over portfolio investments, including the Shares, held by or for the account of the Global Fund, including the Global Fund’s voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the Chief Investment Officer of TSC and Managing Member of TSC GP.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 32 Elm Place, 3rd Floor, Rye, New York 10580.

Item 2(c)	Citizenship:

i)	Two Seas Capital LP is a Delaware limited partnership;

ii)	Two Seas Capital GP LLC is a Delaware limited liability company; and

iii)	Sina Toussi is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e)	CUSIP No.:
29664W105

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4	Ownership:

(a)	Amount beneficially owned:
TSC- 7,922,170 shares
TSC GP- 7,922,170 shares
Sina Toussi - 7,922,170 shares

(b)	Percent of class:
TSC- 7.4%
TSC GP- 7.4%
Sina Toussi - 7.4%

(c)	Number of shares as to which TSC has:
(i) Sole power to vote or to direct the vote: 7,922,170
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 7,922,170
(iv) Shared power to dispose or to direct the disposition of: 0
Number of shares as to which TSC GP has:
(i) Sole power to vote or to direct the vote: 7,922,170
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 7,922,170
(iv) Shared power to dispose or to direct the disposition of: 0
Number of shares as to which Sina Toussi has:
(i) Sole power to vote or to direct the vote: 7,922,170
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 7,922,170
(iv) Shared power to dispose or to direct the disposition of: 0
The Shares reported for Item 4 total 7,922,170 held by the Global Fund. TSC may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Global Fund, through its capacity as investment adviser of the Global Fund. TSC GP may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Global Fund, through its capacity as general partner of TSC. Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Global Fund, through his capacity as Managing Member of TSC GP.
The percentages reported for Item 4(b) are calculated based on a total of 106,994,269 Shares outstanding on July 28, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2023.

Item 5	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See disclosure in Item 4, which is incorporated by reference herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See disclosure in Item 2, which is incorporated by reference herein.

Item 8	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 5, 2023	Two Seas Capital LP

By Two Seas Capital GP LLC, its General Partner LP

By: /s/ Sina Toussi
Sina Toussi
Managing Member

Dated: October 5, 2023	Two Seas Capital GP LLC

By: /s/ Sina Toussi
Sina Toussi
Managing Member

Dated: October 5, 2023	Sina Toussi

By: /s/ Sina Toussi

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Esperion Therapeutics, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 5th day of October, 2023.

TWO SEAS CAPITAL LP

By:	Two Seas Capital GP LLC, its general partner

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member

TWO SEAS CAPITAL GP LLC

By:	/s/ Sina Toussi
Name:	Sina Toussi
Title:	Managing Member
SINA TOUSSI

By:	/s/ Sina Toussi